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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

BNC Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

05566T101 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 5 Pages

CUSIP No. 05566T101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lenin J. Peters, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 422,070 (includes 39,825 exercisable options) 6. Shared Voting Power 0 7. Sole Dispositive Power 422,070 (includes 39,825 exercisable options) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,020
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.0%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 Pages

Item 1.(a)	Name of Issuer: BNC Bancorp

(b)	Address of Issuer’s Principal Executive Offices:

831 Julian Avenue Thomasville, NC 27360

Item 2.(a)	Name of Person Filing:

Lenin Joseph Peters, M.D.

(b)	Address of Principal Business Office or, if none, Residence:

507 Lindsay Street, High Point, NC _________

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number: 05566T101

Item 3.	N/A

If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

422,070 shares

(b) Percent of Class:

12.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 422,070*.

(ii) Shared power to vote or to direct the vote: ___________.

(iii) Sole power to dispose or to direct the disposition of: 422,070*.

(iv) Shared power to dispose or to direct the disposition of: ______________.

* (including 39,825 exercisable options)

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:

N/A

Page 4 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2005

/s/ Lenin Joseph Peters
Signature

Lenin Joseph Peters, M.D.
Name/Title

Page 5 of 5 Pages